FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of May 2016

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                           Form 40-F  ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto are the resolutions adopted at Registrant’s Annual General Meeting of  Shareholders held on May 16, 2016.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated May 16, 2016	By:	/s/ Ran Tal
Ran Tal
Corporate Secretary

Resolutions Adopted at Gilat’s Annual General Meeting of Shareholders

At the Annual General Meeting of Shareholders of  Gilat Satellite Networks Ltd. (the “Company”) held at the Company’s offices at 21 Yegia Kapayim St., Petach Tikva, Israel, on Monday, May 16, 2016 (the “Meeting”), all proposed resolutions were adopted, as follows:

1.	The increase of the number of directors on the Company’s Board of Directors from eight to nine directors was approved;

2.
Messrs. Dov Baharav, Amiram Boehm, Ishay Davidi and Amir Ofek were re-elected as members of the Board of Directors and Messrs. Aylon (Lonny) Rafaeli, Meir Shamir and Ms. Dafna Sharir were elected as new members of the Board of Directors, all until the Company’s next annual general meeting of shareholders and until their successors have been duly elected and qualified;

3.	The terms of service and compensation of Mr. Yona Ovadia as Chief Executive Officer of the Company as described in the Proxy Statement were approved;

4.	The annual cash bonus plan for the Chairman of the Company’s Board of Directors, Mr. Dov Baharav, was approved;

5.	The grant of options to three newly elected directors, Aylon (Lonny) Rafaeli, Meir Shamir and Ms. Dafna Sharir, upon their commencement of service was approved;

6.	The compensation policy for the Company’s directors and officers was approved;

7.
The reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accountants for the fiscal year ending December 31, 2016, and for such additional period until the next annual general meeting of shareholders was ratified and approved.